Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

May 24, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

The Hillman Group, Inc.

Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of our client, The Hillman Group, Inc., a Delaware corporation (the “Company”), and The Hillman Companies, Inc. and certain of its direct and indirect subsidiaries (collectively, the “Guarantors”), we are transmitting for filing with the Securities and Exchange Commission in electronic form a Registration Statement on Form S-4 (the “Registration Statement”) in connection with the proposed registration under the Securities Act of 1933, as amended (the “Securities Act”), of the offer to exchange $65,000,000 aggregate principal amount of the Company’s 10.875% Senior Notes due 2018 and the guarantees of such securities by the Guarantors for a like principal amount of substantially similar notes and guarantees that were issued in a transaction exempt from registration under the Securities Act.

The Registration Statement filing fee in the amount of $8,866.00 was previously wired to the Securities and Exchange Commission’s account at U.S. Bank.

Should you have any questions regarding the Registration Statement, please feel free to contact me at (212) 373-3025.

Very truly yours,

/s/ JOHN C. KENNEDY
John C. Kennedy

cc:	Anthony A. Vasconcellos

The Hillman Group, Inc.